Form 10-K405, Exhibit 13
period 2001-12-31
CERTEGY INC
filed 2002-03-25
CIK 1136893

                                                                    EXHIBIT 13.1



                       SELECTED FINANCIAL DATA


 The table below summarizes selected historical financial data of Certegy Inc. for each of the last five years(1).

 (In thousands, except per share amounts)                    2001           2000           1999           1998           1997
-------------------------------------------------------------------------------------------------------------------------------
 Revenues ...........................................     $ 851,123      $ 778,562      $ 681,172      $ 566,120      $ 486,603
 Operating expenses .................................       699,704        631,403        553,687        462,829        407,462
                                                          ---------      ---------      ---------      ---------      ---------
 Operating income ...................................       151,419        147,159        127,485        103,291         79,141
 Other income (expense), net ........................            78          1,309          2,311           (383)        (3,798)
 Interest expense ...................................        (7,200)        (1,301)          (901)          (533)          (532)
                                                          ---------      ---------      ---------      ---------      ---------
 Income before income taxes and minority interests ..       144,297        147,167        128,895        102,375         74,811
 Provision for income taxes .........................       (56,276)       (57,609)       (54,272)       (40,505)       (29,240)
 Minority interests in earnings, net of tax .........          (945)        (1,096)             6           (780)            --
                                                          ---------      ---------      ---------      ---------      ---------
 Net income .........................................     $  87,076      $  88,462      $  74,629      $  61,090      $  45,571
                                                          =========      =========      =========      =========      =========
 Basic earnings per share(2) ........................     $    1.27      $    1.32      $    1.09      $    0.86      $    0.63
                                                          =========      =========      =========      =========      =========
 Diluted earnings per share(3) ......................     $    1.26      $    1.30      $    1.07      $    0.85      $    0.62
                                                          =========      =========      =========      =========      =========

 Total assets .......................................     $ 697,573      $ 502,445      $ 495,255      $ 492,704      $ 273,966
 Long-term debt .....................................     $ 230,000      $      --      $      --      $      --      $      --
 Total shareholders' equity .........................     $ 211,865      $ 323,618      $ 271,490      $ 348,793      $ 152,223


(1) The historical income statement data for the year ended December 31, 1997 and the historical balance sheet data as of December 31, 1998 and 1997 are derived from unaudited consolidated financial statements that have been prepared by management.

(2) Prior to the spin-off, basic weighted average shares outstanding is computed by applying the distribution ratio of one share of Certegy common stock for every two shares of Equifax common stock held to the historical Equifax weighted average shares outstanding.

(3) Prior to the spin-off, diluted weighted average shares outstanding is estimated based on the dilutive effect of stock options calculated in the third quarter of 2001.


                                       1