Form 10-K405, Exhibit 13
period 2001-12-31
CERTEGY INC
filed 2002-03-25
CIK 1136893

                                                                    EXHIBIT 13.2



         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Item 6: Selected Financial Data," "Item 8: Financial Statements and Supplementary Data," and the "Pro Forma Consolidated Statements of Income" (Exhibit 99.2).

OVERVIEW

We provide credit and debit card processing and check risk management services to financial institutions and merchants throughout the world through two segments, Card Services and Check Services. Card Services provides card issuer services in the United States ("U.S."), the United Kingdom ("U.K."), Brazil, Chile, Australia, New Zealand, Ireland, France, and Spain. Additionally, Card Services provides merchant processing services in the U.S. and card issuer software, support and consulting services in numerous countries. Check Services provides check risk management services and related processing services in the U.S., the U.K., Canada, France, Ireland, Australia, and New Zealand.

Our card issuer services enable banks, credit unions, retailers, and others to issue Visa and MasterCard credit and debit cards, private label cards, and other electronic payment cards. Card issuer services also include e-banking services, which enable banks to provide electronic banking services to their customers, allowing them to compete for and retain customers more effectively, and to generate non-interest fee income. Our merchant processing services enable retailers and other businesses to accept credit, debit, and other electronic payment cards from purchasers of their goods and services. Card issuer software, support, and consulting services allow customers to manage their credit card programs.

Our check risk management services, which utilize our proprietary check authorization systems and risk assessment decision platforms, enable retailers, hotels, automotive dealers, telecommunications companies, supermarkets, casinos, mail order houses, and other businesses to minimize losses from dishonored checks, maximize check acceptance, and improve customer service. Our services include check guarantee, where we accept the risk of bad checks presented to our customers, verification services, where we determine the likelihood that a check will clear and our customer retains the risk, and certain combinations of guarantee and verification services. We also provide related service offerings, including risk management consulting and marketing services, which enable retailers to cross-sell and increase their customer retention.

SPIN-OFF FROM EQUIFAX

On July 7, 2001, the spin-off from Equifax Inc. ("Equifax") was completed by transferring the assets, liabilities, and stock of the businesses that comprised Equifax's Payment Services division to Certegy (the "Distribution"). For periods prior to the Distribution, the consolidated financial statements present our financial position, results of operations, and cash flows as derived from Equifax's historical financial statements. Included in these historical financial statements are certain Equifax corporate expenses that were allocated to us utilizing such factors as revenues, number of employees, and other relevant factors. We believe these allocations were made on a reasonable basis; however, we believe that, had we been operating on a full year stand-alone basis, we would have incurred additional expenses of approximately $3.3 million in 2001 and approximately $6.5 million in both 2000 and 1999. In conjunction with the Distribution, we incurred $275 million of debt to fund a payment in that amount to Equifax. The historical financial statements do not include any allocation of Equifax corporate debt or related interest expense, as historically, these amounts were not allocated to the operating divisions by Equifax. We estimate our interest expense would have increased by $8.4 million, $21.7 million, and $18.6 million in 2001, 2000, and 1999, respectively, had Equifax allocated interest expense to us on $275 million of debt in the periods prior to the Distribution. These amounts of interest are based on annual interest at a rate of LIBOR plus 100 basis points, which is our cost of borrowing under our existing revolving credit facilities.

COMPONENTS OF INCOME STATEMENT

We generate revenues from (i) charges based on transaction volume (U.S.), accounts or cards processed (outside the U.S.), and fees for various services and products (globally) within Card Services, and (ii) charges based on transaction volume and fees for various services and products within Check Services. Revenues depend upon a number of factors, such as demand for and price of our services, the technological competitiveness of our product line, our reputation for providing timely and reliable service, competition within our industry, and general economic conditions.

Costs of services consist primarily of the costs of transaction processing systems, personnel to develop and maintain applications and operate computer networks and to provide customer support, losses on check guarantee services, interchange and other fees on merchant processing, and depreciation and occupancy costs associated with the facilities performing these functions. Selling, general, and administrative expenses consist primarily of salaries, wages, and related expenses paid to sales, non-revenue customer support functions and administrative employees and management, and prior to the Distribution, certain allocated Equifax corporate costs.


RESULTS OF OPERATIONS

The following table summarizes our consolidated results for the years ended December 31, 2001, 2000, and 1999:

                                                        2001          2000          1999
                                                       ------        ------        ------
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
         Revenues ................................     $851.1       $ 778.6       $ 681.2
         Operating income ........................     $151.4       $ 147.2       $ 127.5
         Other income, net .......................     $  0.1       $   1.3       $   2.3
         Interest expense ........................     $ (7.2)      $  (1.3)      $  (0.9)
         Net income ..............................     $ 87.1       $  88.5       $  74.6
         Earnings per share:
              Basic ..............................     $ 1.27       $  1.32       $  1.09
              Diluted ............................     $ 1.26       $  1.30       $  1.07
         Pro forma earnings per share(*):
              Basic ..............................     $ 1.17       $  1.06       $  0.87
              Diluted ............................     $ 1.16       $  1.05       $  0.86


     (*) Pro forma earnings per share are provided for informational purposes.
         All comparisons discussed below are based on historical results.

REVENUES

Year 2001 compared with Year 2000

Our revenues in 2001 of $851.1 million increased by $72.6 million, or 9.3%, over 2000. Card Services revenues grew 8.5% in 2001, while Check Services experienced revenue growth of 10.9% in 2001.

Our revenue growth was driven primarily by higher volumes, partially offset by unfavorable changes in foreign exchange rates. The acquisition of Accu Chek, Inc. ("Accu Chek") in August 2001 contributed $4.6 million of revenues in 2001. The strengthening of the U.S. dollar against foreign currencies, particularly the Brazilian real, reduced U.S. dollar equivalent revenue growth by $21.7 million; therefore, 2001 revenue growth in local currency was 12.1%. Card Services revenues grew 12.2% and Check Services revenues grew 11.9% in 2001 on a local currency basis.

Year 2000 compared with Year 1999

Our revenues in 2000 of $778.6 million increased by $97.4 million, or 14.3%, over 1999. Card Services revenues grew 16.8% in 2000, while Check Services experienced revenue growth of 9.6% in 2000.

The growth in revenues was driven by increased volumes, in part from acquisitions, and was partially offset by unfavorable changes in foreign exchange rates. The acquisition of Procard, a card processing operation in Chile, in January 2000 accounted for $5.1 million of revenue growth in 2000. The start-up of a card processing operation in the U.K. during June 1999 contributed $30.0 million and $13.7 million of total revenues in 2000 and 1999, respectively. The strengthening of the U.S. dollar against foreign currencies, particularly the Brazilian real and the British pound, reduced U.S. dollar equivalent revenue growth by $6.2 million; therefore, local currency revenue growth was 15.2%. On a local currency basis, Card Services revenues grew 17.5% and Check Services revenues grew 10.9% in 2000.

OPERATING EXPENSES

Year 2001 compared with Year 2000

Our total operating expenses in 2001 of $699.7 million increased by $68.3 million, or 10.8%, over 2000. Card Services operating expenses grew $35.1 million, or 8.6%, Check Services experienced operating expense growth of $29.2 million, or 13.5%, and corporate expenses of $11.9 million increased $4.0 million, or 51.9%, over 2000 due to the incremental costs we incurred as a stand-alone public company after the Distribution.

Costs of services increased by $66.0 million, or 12.3%, over 2000, principally driven by higher volumes in both business segments and higher guarantee loss rates in Check Services. An increase in card issuer and merchant volumes added $35.7 million of costs and higher check volume and loss rates added $30.3 million of costs. Card merchant costs of services included $146.1 million and $124.5 million of interchange pass-through costs in 2001 and 2000, respectively.

Selling, general and administrative expenses increased $2.3 million, or 2.4%, largely attributable to the incremental costs we incurred as a stand-alone public company after the Distribution.

Year 2000 compared with Year 1999

Our total operating expenses in 2000 of $631.4 million increased by $77.7 million, or 14.0%, over 1999. Card Services operating expenses grew $60.2 million, or 17.3%, Check Services experienced operating expense growth of $17.0 million, or 8.5%, and corporate expenses of $7.8 million increased $0.5 million, or 6.5%, over 1999.

Costs of services increased by $69.4 million, or 14.9%, over 1999, principally driven by increased volumes in both business segments. An increase in card issuer and merchant volumes added $54.5 million of costs and higher check volume added $14.9 million of costs. Card merchant costs of services included $124.5 million and $93.7 million of interchange pass-through costs in 2000 and 1999, respectively.

Selling, general and administrative expenses increased $8.3 million, or 9.6%, largely attributable to the growth in our international Card Services businesses.

OPERATING INCOME

Year 2001 compared with Year 2000

Operating income of $151.4 million in 2001 increased $4.3 million, or 2.9%, over 2000. Combined operating margins were 17.8% in 2001 and 18.9% in 2000. Our overall operating margin was reduced due to the incremental general and administrative expenses we incurred as a stand-alone public company, higher guarantee loss rates in Check Services, and a 22.5% increase in lower-margin card merchant revenues. Merchant revenues have lower margins than the overall business as a result of interchange pass-through being a component of both revenues and costs of services.

Year 2000 compared with Year 1999

Operating income of $147.2 million in 2000 increased $19.7 million, or 15.4%, over 1999. Combined operating margins were 18.9% in 2000 and 18.7% in 1999. Our increased operating income has been principally driven by revenue growth. Our overall operating margin was impacted by a 33.4% growth in lower-margin card merchant revenues.

OTHER INCOME (EXPENSE), NET

Other income (expense), net principally consists of net foreign exchange losses and gains on the sales of businesses. In 2000, other income includes a $2.2 million pre-tax gain on the sale of our investment in a card processing operation in India. In 1999, other income includes a $3.0 million pre-tax gain on the sale of a minority owned business in Brazil.

INTEREST EXPENSE

Interest expense in 2001 is predominately related to borrowings on our $400 million unsecured revolving credit facilities, which were used to fund a $275 million payment to Equifax in July 2001 in conjunction with the Distribution. Total debt outstanding at December 31, 2001 was $230 million.

Interest expense for the periods prior to the Distribution principally consists of interest paid on a line of credit held by Unnisa, our card processing business in Brazil, and interest charged by Equifax on overnight funds borrowed on our behalf. We were not allocated any Equifax corporate debt or related interest expense, as historically, these amounts were not allocated to the operating divisions by Equifax. We estimate our interest expense would have increased by $8.4 million, $21.7 million, and $18.6 million in 2001, 2000, and 1999, respectively, had Equifax allocated interest expense to us on $275 million of debt in the periods prior to the Distribution. These amounts of interest are based on annual interest at a rate of LIBOR plus 100 basis points, which is our cost of borrowing under our existing revolving credit facilities.

EFFECTIVE TAX RATE

Our effective tax rates were 39.0%, 39.1%, and 42.1% in 2001, 2000, and 1999, respectively. Our 1999 effective tax rate was negatively impacted by a basis difference of a minority owned business in Brazil that was sold during the year. We estimate our effective tax rate will be 38.3% in 2002. The decline in the estimated tax rate in 2002 is the result of the change in accounting for goodwill under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective January 1, 2002. Amortization of goodwill in 2001 included $4.8 million of non-deductible amortization.

Prior to the Distribution, we were included in the consolidated federal income tax return of Equifax. Federal and certain state tax provisions were settled through the intercompany accounts, and Equifax made income tax payments on our behalf. The provision for income taxes for these historical periods reflects federal, state, and foreign taxes calculated using the separate return basis.

NET INCOME AND EARNINGS PER SHARE

Net income in 2001 decreased $1.4 million, or 1.6%, below 2000, driven primarily by an increase in interest expense of $5.9 million as a result of the debt incurred in connection with the Distribution. Additionally, other income decreased by $1.2 million due principally to the gain realized on the sale of our card processing operation in India in 2000. These unfavorable variances were partially offset by an improvement in operating income of $4.3 million. Net income in 2000 increased $13.8 million, or 18.5%, over 1999, driven primarily by revenue growth.

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Prior to the commencement of public trading on July 9, 2001, weighted average shares outstanding were computed by applying the distribution ratio of 0.5 shares of Certegy common stock to the historical Equifax weighted average shares outstanding for the same periods presented.

Diluted EPS reflects the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common shares outstanding during the period. As there were no historical market share prices for Certegy common stock prior to July 9, 2001, the effect of dilutive stock options for periods prior to the Distribution were estimated based on the dilutive amounts for the third quarter of 2001.

Pro forma basic and diluted EPS is calculated based on pro forma net income. During 2001, 2000, and 1999, we made certain adjustments to our historical results prepared in conformity with accounting principles generally accepted in the U.S., to disclose pro forma net income. These adjustments include certain pro forma costs assuming the spin-off from Equifax had occurred on January 1, 1999, including incremental stand-alone public company costs and interest expense on the debt we incurred to fund a $275 million payment to Equifax in conjunction with the Distribution. We believe pro forma EPS provides a more meaningful comparative analysis for the years presented.


SEGMENT RESULTS

The following table summarizes our segment results for the years ended December 31, 2001, 2000, and 1999:


                                                    REVENUES                  OPERATING INCOME
                                       -----------------------------------------------------------------------
                                          2001        2000        1999        2001         2000         1999
                                       -----------------------------------------------------------------------
                                                                         (IN MILLIONS)
         Card Services ...........     $   562.6   $   518.5   $   443.9   $   119.8    $   110.8    $    96.4
         Check Services ..........         288.5       260.1       237.3        43.5         44.2         38.4
                                       -----------------------------------------------------------------------
                                           851.1       778.6       681.2       163.3        155.0        134.8
         General corporate expense            --          --          --       (11.9)        (7.8)        (7.3)
                                       -----------------------------------------------------------------------
                                       $   851.1   $   778.6   $   681.2   $   151.4    $   147.2    $   127.5
                                       =======================================================================

CARD SERVICES

Over the past four years, our Card Services business has pursued growth in international markets. In September 1998, Card Services expanded its operations into South America by acquiring a 59.3% interest in Unnisa, a card processing business in Brazil. In May 2001, we acquired the remaining 40.7% ownership interest in Unnisa. In June 1999, we started a card processing operation in the U.K., owning a 51% interest, and acquired full ownership in September 2000. In January 2000, we acquired Procard, a card processing operation in Chile. Also in 2000, we entered into a five-year agreement with the National Australia Bank to process cards issued in Australia, New Zealand, the U.K., and Ireland, with operations commencing in the second quarter of 2001. National Australia Bank is serviced from our new card processing operation in Australia, as well as from our card processing operation in the U.K. Card Services plans to pursue further card processing opportunities in the Asian and Pacific Rim markets, utilizing our Australian operation as the processing center.

Year 2001 compared with Year 2000

Card Services experienced revenue growth of $44.1 million in 2001, representing an increase of 8.5% over 2000. Domestic revenues of $447.8 million increased $44.0 million, or 10.9%, over the prior year, driven principally by rising merchant processing volumes, which contributed approximately $33.6 million of the domestic revenue growth.

International revenues of $114.8 million in 2001 approximated our international revenues in 2000 of $114.7 million. Exchange rate changes of the Brazilian real and the British pound reduced international card issuer services revenue growth by approximately $19.2 million. On a local currency basis, international card issuer services revenues increased by approximately 22.3%. This increase was driven by the growth in our account base in Brazil and the U.K. and the start-up of our Australian operation, as the number of cards processed by our international operations increased from 13.3 million at the end of 2000 to 20.2 million at the end of 2001. International revenues also include card issuer software and support revenues, which have declined from $13.1 million in 2000 to $9.7 million in 2001. We will continue to sell card issuer software licenses and support internationally; however, our primary emphasis is on utilization of this proprietary software to run outsourced card processing services for our international customers.

Card Services' operating income in 2001 increased $9.0 million, or 8.1%, over 2000. Operating margins were 21.3% in 2001 and 21.4% in 2000. A higher level of lower-margin merchant processing revenues and exchange rate fluctuations reduced our overall operating margins in 2001. On a local currency basis, Card Services' operating income grew 9.6% in 2001.

Year 2000 compared with Year 1999

Card Services' revenues increased $74.6 million in 2000, a 16.8% growth over 1999. Domestic revenues of $403.8 million in 2000 increased 14.7% over the prior year, driven by increases in card issuer transactions and merchant volumes. Merchant processing contributed approximately $37.4 million of the domestic revenue growth in 2000.

Our international revenues of $114.7 million in 2000 grew 25.1% over 1999, as the number of cards processed by our international operations increased from 7.8 million at the end of 1999 to approximately 13.3 million at the end of 2000. Our acquisition of Procard, a card processing operation in Chile, in January 2000 accounted for $5.1 million of our revenue growth. The start-up of a card processing operation in the U.K. during June 1999 contributed $30.0 million and $13.7 million of revenues in 2000 and 1999, respectively. Card issuer software and support revenues declined from $23.2 million in 1999 to $13.1 million in 2000. Also partially offsetting international revenue growth in 2000 was the strengthening of the U.S. dollar. Exchange rate changes of the Brazilian real and the British pound reduced revenue growth by approximately $3.0 million. On a local currency basis, international card issuer services revenues increased by approximately 52.7%.

Card Services' operating income in 2000 increased $14.4 million, or 14.9%, over 1999, principally driven by revenue growth in our U.S. operations. Operating margins were 21.4% in 2000 and 21.7% in 1999. Reduction of card issuer software and support revenues, start-up losses of certain international operations, and a higher level of lower-margin merchant processing revenues reduced our overall operating margins in 2000.

CHECK SERVICES

We believe check writing has begun to decline as a total percentage of point-of-sale payments due, in part, to the growing use of debit and credit cards. At the same time, however, demand for our services is strong due to factors that include increasing sophistication of check fraud and higher concentration of bad checks written at the point-of-sale due to a trend of higher credit quality consumers paying more with credit and debit cards and writing fewer checks. These factors are contributing to a growing reliance of retailers and other businesses on outside vendors, such as us, to provide check risk management services.

Year 2001 compared with Year 2000

The revenues of Check Services increased by $28.5 million in 2001, a 10.9% growth over 2000. Domestic revenues of $238.5 million in 2001 increased 14.0% over 2000, largely attributable to the addition of new customers. The face amount of checks authorized in the U.S. totaled $29.0 billion in 2001 and $25.6 billion in 2000. Additionally, the acquisition of Accu Chek in August 2001 contributed $4.6 million of revenues in 2001.

Our international revenues of $50.0 million in 2001 decreased $0.8 million, or 1.5%, below 2000. The strengthening of the U.S. dollar against the British pound reduced international check revenue growth by $2.5 million in 2001. Although the face amount of checks authorized in the international operations declined in 2001 to $3.1 billion as compared to $3.3 billion in 2000, on a local currency basis, international revenues increased by approximately 3.4%.

Check Services operating income in 2001 decreased $0.7 million, or 1.6%, below 2000. Operating margins were 15.1% in 2001 and 17.0% in 2000. Decreased operating income and margin declines have been driven by overall higher check guarantee loss rates in 2001; however, Check Services' profitability and margins have progressively improved each quarter throughout 2001 due to the seasonality of revenues, the addition of new customers, and improvement in guarantee loss rates.

Year 2000 compared with Year 1999

The revenues of Check Services increased by $22.8 million in 2000, a 9.6% growth over 1999. Domestic revenues of $209.2 million in 2000 increased 11.8% over 1999, driven by higher volumes largely resulting from the addition of new customers. The face amount of checks authorized in the U.S. totaled $25.6 billion in 2000 and $23.5 billion in 1999.

Our international revenues of $50.9 million in 2000 grew 1.4% over 1999. The strengthening of the U.S. dollar against the British pound reduced international check revenue growth by $3.2 million in 2000. On a local currency basis, international revenues increased by approximately 6.6% as the face amount of checks authorized in the international operations increased to $3.3 billion in 2000 compared to $2.9 billion in 1999.

Check Services operating income in 2000 increased $5.8 million, or 15.1%, over 1999. Operating margins were 17.0% in 2000 and 16.2% in 1999. Increased operating income and margin improvements have been driven by higher volumes, operating efficiencies achieved through process automation, and improved risk management in the international operations.

GENERAL CORPORATE

General corporate expenses of $11.9 million in 2001 increased by $4.0 million and $4.5 million over 2000 and 1999, respectively, due to the incremental costs we incurred as a stand-alone public company after the Distribution. These incremental costs specifically relate to incremental pension expense, insurance costs, corporate headquarters rent, and stand-alone public company costs for audit, director, and stock exchange fees.

Prior to the Distribution, general corporate expenses reflected certain Equifax corporate expenses that were allocated to us based on our proportionate amount of revenues, number of employees, and other relevant factors as compared to related totals for Equifax. We believe that these allocations were made on a reasonable basis; however, we believe that, had we been operating on a full year stand-alone basis, we would have incurred additional expenses of approximately $3.3 million in 2001 and approximately $6.5 million in both 2000 and 1999.


LIQUIDITY AND CAPITAL RESOURCES

Year 2001 compared with Year 2000

Net cash provided by operating activities amounted to $102.9 million in 2001 as compared with $103.8 million in 2000. These amounts were reduced by $29.0 million and $21.4 million in 2001 and 2000, respectively, which are related to the timing of settlements in the card and merchant processing clearing system. Prior to the Distribution, Equifax held the cash deposits associated with this settlement process, which were included in the intercompany receivable from Equifax, a component of the Equifax equity investment. Operating activities provided cash of $131.9 million in 2001 and $125.1 million 2000 before the effect of this settlement activity. Operating cash flow has been sufficient to fund capital expenditures, acquisitions, treasury stock purchases, and long-term debt repayments in 2001 and capital expenditures in 2000.

Net cash used in investing activities amounted to $128.4 million in 2001 and $78.2 million in 2000. Capital expenditures, exclusive of acquisitions, amounted to $49.3 million in 2001 and $38.8 million in 2000. Total capital expenditures are anticipated to approximate $45 million in 2002. Cash used for acquisitions, net of cash acquired, totaled $79.0 million and $46.3 million in 2001 and 2000, respectively. Cash proceeds from the sale of businesses and other assets amounted to $6.9 million in 2000.

Net cash provided by (used in) financing activities amounted to $24.9 million in 2001 and $(26.8) million in 2000. In July 2001, we borrowed $275 million on our revolving credit facilities to fund a cash payment to Equifax in conjunction with the Distribution. Net additions to long-term debt in 2001, including this $275 million and amounts temporarily borrowed for our acquisition of Accu Chek in August 2001, were $230.0 million. Net borrowings from (repayments to) Equifax, other than the $275 million payment, amounted to $68.4 million in 2001 and $(26.4) million in 2000. Treasury stock purchases in 2001 amounted to $2.4 million, while other activity, primarily proceeds from the exercise of stock options, provided cash of $4.0 million in 2001.

Year 2000 compared with Year 1999

Net cash provided by operating activities amounted to $103.8 million in 2000 as compared with $146.2 million in 1999. The $42.4 million decline in 2000 was due primarily to the timing of settlements in the card and merchant processing clearing system, which accounted for $46.4 million of the change in operating cash flow in 2000 versus 1999. Operating activities provided cash of $125.1 million in 2000 and $121.2 million in 1999 before the effect of this settlement activity. Cash held by Equifax associated with this settlement process was $29.0 million and $50.4 million at December 31, 2000 and 1999, respectively. These amounts were included in the intercompany receivable from Equifax, a component of the Equifax equity investment. Operating cash flow was sufficient to fund capital expenditures, exclusive of acquisitions, in 2000 and 1999.

Net cash used in investing activities amounted to $78.2 million in 2000 and $30.9 million in 1999. Capital expenditures, exclusive of acquisitions and investments, amounted to $38.8 million in 2000 and $50.1 million in 1999. Cash used for acquisitions and other investments, net of cash acquired, totaled $46.3 million in 2000. In 1999, we received $2.0 million of cash related to the final purchase price determination of a 1998 acquisition. Cash proceeds from the sale of businesses and other assets amounted to $6.9 million in 2000 and $17.9 million in 1999.

Net cash used in financing activities amounted to $26.8 million in 2000 and $103.7 million in 1999. Net repayments to Equifax amounted to $26.4 million and $106.1 million in 2000 and 1999, respectively.

General

As described in Note 10 to the consolidated financial statements, we have $39.5 million in lease commitments as of December 31, 2001. We have two operating leases, under which we have guaranteed the residual value of the leased properties. In the event the properties are sold by the lessors at the end of the lease terms, we would be responsible for any shortfall of the sales proceeds under $26.2 million, which approximates 79% of the value of the properties at the beginning of the lease terms. We believe the fair market values of these properties exceed the amount of the guarantees.

As described in Note 2 to the consolidated financial statements, we have entered into an interest rate swap arrangement to fix the variable interest rate on one of these lease obligations. This derivative has been designated as a cash flow hedge, was documented as fully effective, and was valued as a liability totaling $0.6 million as of December 31, 2001.

Other than our transactions with Equifax, which are described in Note 5 to the consolidated financial statements, we do not have any material related party transactions.

In July 2001, we obtained $400 million of unsecured revolving credit facilities, a portion of which was used to fund a cash payment to Equifax of $275 million in conjunction with the Distribution. We believe that our current level of cash and cash equivalents, $27.7 million as of December 31, 2001, future cash flows from operations, and the amounts available under these revolving credit facilities, $170 million as of December 31, 2001, will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

We regularly evaluate cash requirements for current operations, development activities, and acquisitions. We may elect to raise additional funds for these purposes, either through further bank financing or the public capital markets, as appropriate. Based on our recent financial results and current financial position, we believe that additional funding will be available if required to meet our capital requirements.


CRITICAL ACCOUNTING POLICIES

In December 2001, the Securities and Exchange Commission ("SEC") requested that all registrants list their most "critical accounting policies" in their Management's Discussion and Analysis. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of a company's financial condition and results of operations, and requires management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our following accounting policies fit this definition:

CARD MERCHANT PROCESSING LOSS RESERVE. In our direct card merchant processing business, in the event that we are not able to collect charges properly reversed by cardholders from the merchants due to insolvency, bankruptcy, or another reason, we may be liable for any such reversed charges.

We recognize card merchant processing revenues based on a percentage of the gross amount charged and have a potential liability for the full amount of the charge; therefore, we establish valuation allowances for operational losses when such losses are probable and reasonably estimated.

CHECK LOSS RESERVE. In our check guarantee business, we charge our merchant customers a percentage of the face value of the check and guarantee payment of the check to the merchant if the check is not honored by the checkwriter's bank. We have the right to collect the full amount of the check from the checkwriter but have not historically recovered 100% of the guaranteed checks; therefore, we establish a valuation allowance for this activity, based on historical and projected loss experiences.

ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLE ASSETS. In July 2001, SFAS 142 was issued, which, among other things, eliminates the amortization of goodwill and other non-separable intangible assets and requires that goodwill be evaluated for impairment by applying a fair value-based test. We adopted the standard effective June 30, 2001 for all subsequent acquisitions and January 1, 2002 for all acquisitions that occurred prior to June 30, 2001. We expect to complete our first fair value-based impairment tests by June 30, 2002 in accordance with the standard. Amortization of goodwill was approximately $8.7 million for the year ended December 31, 2001. We estimate that EPS would have increased by approximately $0.11 for the year ended December 31, 2001 had SFAS 142 been effective as of the beginning of 2001.

FOREIGN CURRENCY TRANSLATION. Approximately 19% of our revenues for the year ended December 31, 2001 and 40% of our assets at December 31, 2001 are associated with operations outside of the U.S. The U.S. dollar balance sheets and statements of income for these businesses are subject to currency fluctuations. We are most vulnerable to fluctuations in the Brazilian real and the British pound against the U.S. dollar. The cumulative translation adjustment, largely related to our investment in Unnisa, our Brazilian card processing operation, was a $67.6 million and $57.3 million reduction of shareholders' equity at December 31, 2001 and 2000, respectively.


SEASONALITY, INFLATION, AND ECONOMIC DOWNTURNS

We are subject to the impact of general economic conditions; however, this has historically been somewhat mitigated by the continued demand for payment transaction processing. We are also subject to certain seasonal fluctuations such as peak activity during the holiday buying season. Based upon internal company expectations under pre-September 11th economic activity, we estimate that recessionary conditions in the post-September 11th periods reduced full year revenues and operating income by approximately $8 million and $3 million, respectively.

We do not believe that inflation has had a material effect on our operating results. However, inflation could adversely affect our financial results were it to result in a substantial weakening in economic conditions that adversely affect the level of consumer spending.