Form 10-K405, Exhibit 13
period 2001-12-31
CERTEGY INC
filed 2002-03-25
CIK 1136893

                                                                    EXHIBIT 13.3

              INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


                                                                                                                  PAGE
                                                                                                                  ----
Report of Independent Public Accountants...........................................................................F-2

Consolidated Statements of Income for the Years Ended December 31, 2001,
         2000, and 1999............................................................................................F-3

Consolidated Balance Sheets as of December 31, 2001 and 2000.......................................................F-4

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001,
         2000, and 1999............................................................................................F-5

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
         December 31, 2001, 2000, and 1999.........................................................................F-6

Notes to Consolidated Financial Statements.........................................................................F-7

Report of Independent Public Accountants as to Schedule...........................................................F-21

Consolidated Schedule II-Valuation and Qualifying Accounts........................................................F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Certegy Inc.:

We have audited the accompanying consolidated balance sheets of Certegy Inc. and Subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Certegy Inc. and Subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



/s/ Arthur Andersen LLP


Atlanta, Georgia
February 8, 2002

                                  CERTEGY INC.
                        CONSOLIDATED STATEMENTS OF INCOME

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------------------
                                                                         2001              2000              1999
                                                                       ---------         ---------         ---------
         Revenues .............................................        $ 851,123         $ 778,562         $ 681,172
                                                                       ---------         ---------         ---------
         Operating expenses:
             Costs of services ................................          601,740           535,751           466,379
             Selling, general and administrative ..............           97,964            95,652            87,308
                                                                       ---------         ---------         ---------
                                                                         699,704           631,403           553,687
                                                                       ---------         ---------         ---------
         Operating income .....................................          151,419           147,159           127,485
         Other income, net ....................................               78             1,309             2,311
         Interest expense .....................................           (7,200)           (1,301)             (901)
                                                                       ---------         ---------         ---------
         Income before income taxes and minority interests ....          144,297           147,167           128,895
         Provision for income taxes ...........................          (56,276)          (57,609)          (54,272)
         Minority interests in earnings, net of tax ...........             (945)           (1,096)                6
                                                                       ---------         ---------         ---------
         Net income ...........................................        $  87,076         $  88,462         $  74,629
                                                                       =========         =========         =========
         Basic:
            Earnings per share ................................        $    1.27         $    1.32         $    1.09
                                                                       =========         =========         =========
            Unaudited pro forma earnings per share (Note 2)....        $    1.17         $    1.06         $    0.87
                                                                       =========         =========         =========
            Average shares outstanding ........................           68,317            67,200            68,729
                                                                       =========         =========         =========
         Diluted:
            Earnings per share ................................        $    1.26         $    1.30         $    1.07
                                                                       =========         =========         =========
            Unaudited pro forma earnings per share (Note 2) ...        $    1.16         $    1.05         $    0.86
                                                                       =========         =========         =========
            Average shares outstanding ........................           69,063            67,933            69,462
                                                                       =========         =========         =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                  CERTEGY INC.
                           CONSOLIDATED BALANCE SHEETS

                        (IN THOUSANDS, EXCEPT PAR VALUES)

                                                                                             DECEMBER 31,
                                                                                     ---------------------------
                                                                                       2001              2000
                                                                                     ---------         ---------
         ASSETS
         Current assets:
             Cash and cash equivalents ......................................        $  27,674         $  29,794
             Settlement deposits ............................................           26,477                --
             Trade accounts receivable, net of allowance for
                doubtful accounts of $2,538 and $2,148, respectively ........          102,511            99,472
             Settlement receivables .........................................          100,114            48,173
             Other receivables ..............................................           10,631             7,706
             Deferred income taxes (Note 7) .................................            2,554             4,827
             Other current assets ...........................................           12,945             9,235
                                                                                     ---------         ---------
                  Total current assets ......................................          282,906           199,207

         Property and equipment, net (Note 2) ...............................           34,340            32,806
         Intangibles, net (Note 2) ..........................................          240,630           184,612
         Deferred income taxes (Note 7) .....................................            3,946                --
         Other assets, net (Note 2) .........................................          135,751            85,820
                                                                                     ---------         ---------
             Total assets ...................................................        $ 697,573         $ 502,445
                                                                                     =========         =========

         LIABILITIES AND SHAREHOLDERS' EQUITY
         Current liabilities:
             Trade accounts payable .........................................        $  22,005         $  18,465
             Settlement payables ............................................          126,591            77,213
             Notes payable ..................................................              423               549
             Accrued salaries and bonuses ...................................           13,164            11,871
             Income taxes payable ...........................................           11,703             8,992
             Other current liabilities ......................................           48,050            43,161
                                                                                     ---------         ---------
                  Total current liabilities .................................          221,936           160,251

         Long-term debt .....................................................          230,000                --
         Deferred income taxes (Note 7) .....................................           24,629            11,390
         Other long-term liabilities ........................................            9,143             1,280
                                                                                     ---------         ---------
                 Total liabilities ..........................................          485,708           172,921
                                                                                     ---------         ---------
         Commitments and contingencies (Note 10)

         Minority interests .................................................               --             5,906
                                                                                     ---------         ---------

         Shareholders' equity:
             Equifax equity investment ......................................               --           380,906
             Preferred stock, $0.01 par value; 100,000 shares authorized;
                none issued and outstanding at December 31, 2001 ............               --                --
             Common stock, $0.01 par value; 300,000 shares authorized;
                68,836 shares issued and outstanding at December 31, 2001 ...              688                --
             Paid-in capital ................................................          232,099                --
             Retained earnings ..............................................           50,568                --
             Deferred compensation ..........................................           (3,651)               --
             Accumulated other comprehensive loss ...........................          (67,839)          (57,288)
             Treasury stock, at cost; none at December 31, 2001 .............               --                --
                                                                                     ---------         ---------
                  Total shareholders' equity ................................          211,865           323,618
                                                                                     ---------         ---------
         Total liabilities and shareholders' equity .........................        $ 697,573         $ 502,445
                                                                                     =========         =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                  CERTEGY INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                  ---------------------------------------------
                                                                                    2001              2000              1999
                                                                                  ---------         ---------         ---------

Cash flows from operating activities:
  Net income .............................................................        $  87,076         $  88,462         $  74,629
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization ........................................           45,677            42,698            35,758
    Amortization of deferred compensation ................................              676                --                --
    Income tax benefit from stock options ................................              729                --                --
    Gain from sale of investments ........................................               --            (2,188)           (2,997)
    Minority interests in earnings .......................................              945             1,096                (6)
    Changes in assets and liabilities, excluding effects of
    acquisitions:
        Accounts receivable, net .........................................           (6,134)            1,568           (13,214)
        Current liabilities, excluding notes and settlement payables .....            5,963            (1,240)           21,579
        Settlement accounts, net .........................................          (29,040)          (21,353)           25,020
        Other current assets .............................................           (1,657)             (335)              321
        Deferred income taxes ............................................            6,771            (2,961)            3,921
        Other long-term liabilities ......................................            3,710              (168)             (115)
        Other assets .....................................................          (11,840)           (1,795)            1,324
                                                                                  ---------         ---------         ---------
Net cash provided by operating activities ................................          102,876           103,784           146,220
                                                                                  ---------         ---------         ---------

Cash flows from investing activities:
    Capital expenditures .................................................          (49,349)          (38,789)          (50,111)
    Acquisitions, net of cash acquired ...................................          (79,038)          (46,257)            2,020
    Investments in unconsolidated affiliates .............................               --                --              (700)
    Proceeds from sale of investments ....................................               --             6,850            17,857
                                                                                  ---------         ---------         ---------
Net cash used in investing activities ....................................         (128,387)          (78,196)          (30,934)
                                                                                  ---------         ---------         ---------

Cash flows from financing activities:
    Change in notes payable ..............................................             (122)             (466)             (871)
    Net repayments to Equifax ............................................         (206,646)          (26,353)         (106,059)
    Net additions to long-term debt ......................................          230,000                --                --
    Treasury stock purchases .............................................           (2,353)               --                --
    Proceeds from exercise of stock options ..............................            3,992                --                --
    Contributions from minority interests ................................               --                --             3,223
                                                                                  ---------         ---------         ---------
Net cash provided by (used in) financing activities ......................           24,871           (26,819)         (103,707)
                                                                                  ---------         ---------         ---------
Effect of foreign currency exchange rates on cash ........................           (1,480)           (2,592)             (752)
                                                                                  ---------         ---------         ---------
Net cash (used) provided .................................................           (2,120)           (3,823)           10,827
Cash and cash equivalents, beginning of year .............................           29,794            33,617            22,790
                                                                                  ---------         ---------         ---------
Cash and cash equivalents, end of year ...................................        $  27,674         $  29,794         $  33,617
                                                                                  =========         =========         =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                  CERTEGY INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)


                                                  Equifax
                                                  Equity        Common        Paid-in        Retained       Deferred
                                                Investment       Stock        Capital        Earnings     Compensation
                                                ----------      ------        --------       --------     ------------
Balance, December 31, 1998 .............        $ 350,997       $   --        $     --        $    --        $    --

1999 changes:

   Net income ..........................           74,629
   Foreign currency translation
      adjustment .......................
   Net transactions with Equifax .......         (105,674)
                                                ---------         ----        --------        -------        -------
Balance, December 31, 1999 .............          319,952           --              --             --             --

2000 changes:

   Net income ..........................           88,462
   Foreign currency translation
      adjustment .......................
   Net transactions with Equifax .......          (27,508)
                                                ---------         ----        --------        -------        -------
Balance, December 31, 2000 .............          380,906           --              --             --             --

2001 changes:

   Net income ..........................           36,508                                     50,568
   Foreign currency translation
      adjustment .......................
   Net transactions with Equifax .......           83,678
   Distribution(1) .....................         (501,092)         686         225,406
   Restricted stock issued(2) ..........                             1           4,326                        (4,327)
   Treasury stock purchased(3)  ........
   Stock options exercised(4) ..........                             1           1,638
   Income tax benefit from stock
      options ..........................                                           729
   Amortization of deferred
      compensation .....................                                                                         676
   Cash flow hedging activities  xxx ...
                                                ---------         ----        --------        -------        -------
Balance, December 31, 2001 .............        $      --         $688        $232,099        $50,568        $(3,651)
                                                =========         ====        ========        =======        =======

                                                Accumulated
                                                   Other                            Total
                                               Comprehensive      Treasury      Shareholders'       Comprehen-
                                                    Loss            Stock           Equity         sive Income
                                               -------------      --------      -------------      -----------
Balance, December 31, 1998 .............          $ (2,204)        $    --        $ 348,793

1999 changes:

   Net income ..........................                                             74,629         $ 74,629
   Foreign currency translation
      adjustment .......................           (46,258)                         (46,258)         (46,258)
   Net transactions with Equifax .......                                           (105,674)
                                                  --------         -------        ---------         --------
Balance, December 31, 1999 .............           (48,462)             --          271,490         $ 28,371
                                                                                                    ========
2000 changes:

   Net income ..........................                                             88,462         $ 88,462
   Foreign currency translation
      adjustment .......................            (8,826)                          (8,826)          (8,826)
   Net transactions with Equifax .......                                            (27,508)
                                                  --------         -------        ---------         --------
Balance, December 31, 2000 .............           (57,288)             --          323,618         $ 79,636
                                                                                                    ========
2001 changes:

   Net income ..........................                                             87,076         $ 87,076
   Foreign currency translation
      adjustment .......................           (10,323)                         (10,323)         (10,323)
   Net transactions with Equifax .......                                             83,678
   Distribution(1) .....................                                           (275,000)
   Restricted stock issued(2) ..........                                                 --
   Treasury stock purchased(3)  ........                            (2,353)          (2,353)
   Stock options exercised(4) ..........                             2,353            3,992
   Income tax benefit from stock
      options ..........................                                                729
   Amortization of deferred ............
      compensation .....................                                                676
   Cash flow hedging activities  xxx ...              (228)                            (228)            (228)
                                                  --------         -------        ---------         --------
Balance, December 31, 2001 .............          $(67,839)        $    --        $ 211,865         $ 76,525
                                                  ========         =======        =========         ========

(1) 68,600 shares   (2) 133 shares   (3) (81) shares   (4) 184 shares

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1---SPIN-OFF AND BASIS OF PRESENTATION

In October 2000, the Board of Directors of Equifax Inc. ("Equifax") announced its intent to spin off its Payment Services division, subject to certain conditions, into a separate publicly traded company with its own management and Board of Directors (the "Distribution"). This Distribution occurred on July 7, 2001 (the "Distribution Date") and was accomplished by transferring the assets, liabilities, and stock of the businesses that comprised the Payment Services division to Certegy Inc. ("Certegy" or the "Company") and then distributing all of the shares of Certegy common stock to Equifax's shareholders. (The term "Company" is also used to refer to the Equifax Payment Services division prior to the Distribution.) The Equifax shareholders received one share of Certegy common stock for every two shares of Equifax common stock held as of the Distribution Date. In conjunction with the Distribution, Certegy made a cash payment to Equifax in the amount of $275 million to reflect Certegy's share of Equifax's pre-distribution debt used to establish the Company's initial capitalization. This was funded through $400 million of unsecured revolving credit facilities obtained by Certegy in July 2001. Certegy was incorporated on March 2, 2001, under the name Equifax PS, Inc., as a wholly-owned subsidiary of Equifax. Certegy did not have any operations, assets, or liabilities until the contribution by Equifax to Certegy of the Payment Services division prior to the Distribution.

The Company provides credit and debit card processing and check risk management services to financial institutions and merchants throughout the world through two segments, Card Services and Check Services (see Note 12 for segment information). Card Services provides card issuer services in the United States ("U.S."), the United Kingdom ("U.K."), Brazil, Chile, Australia, New Zealand, Ireland, France, and Spain. Additionally, Card Services provides merchant processing services in the U.S. and card issuer software, support, and consulting services in numerous countries. Check Services provides check risk management services and related processing services in the U.S., the U.K., Canada, France, Ireland, Australia, and New Zealand.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Prior to the Distribution Date, the financial statements included the accounts of the Equifax businesses that comprised its Payment Services division. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the U.S. ("GAAP"), and present the Company's financial position, results of operations, and cash flows. Through the Distribution Date, these amounts were derived from Equifax's historical financial statements. As further described in Note 5, certain Equifax corporate expenses were allocated to the Company through the Distribution Date. These allocations were based on an estimate of the proportion of corporate expenses allocable to the Company, utilizing such factors as revenues, number of employees, and other relevant factors. In the opinion of management, these allocations were made on a reasonable basis; however, the costs of these services charged to the Company may not reflect the actual costs the Company would have incurred for similar services had it been operating as a stand-alone company. The consolidated financial statements do not include any allocation of Equifax corporate debt or related interest expense, as historically, these amounts were not allocated to the operating divisions by Equifax.

NOTE 2---SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION. Revenues from credit and debit card processing and related services are recognized based on a specified amount per account, per card, or per transaction when processed or as services are rendered. Card merchant processing provides a range of processing services, including authorizing card transactions at the point-of-sale, capturing and transmitting data affecting settlement of payments, and assisting merchants in resolving billing disputes with their customers. Revenues for card merchant processing services are recognized in the period the transactions are processed or when the services are performed, based on a percentage of the gross amount charged, and include interchange fees, which are processing fees paid to credit card associations. The Company records a valuation allowance for operational losses when such losses are probable and reasonably estimated.

Check guarantee is the process of electronically authorizing a check being presented to the Company's merchant customer, through an extensive database, and guaranteeing the face value of the check to the merchant customer. If a guaranteed check is dishonored, the Company reimburses the merchant for the check's face value, and pursues collection from the delinquent checkwriter. Revenues for check guarantee services are based on a percentage of the face value of each guaranteed check and are recognized when the obligations to the merchant customer are fulfilled. At the time checks are guaranteed, the Company records a valuation allowance for losses on uncollectible checks, based on historical and projected loss experiences. Check verification services are similar to check guarantee services, except the Company does not guarantee the verified checks, and the risk of loss is retained by the merchant customer. Revenues for these services are based on a fixed amount per check and are recognized when the checks are verified.

The Company licenses card issuer software products that allow customers to manage their credit card programs. These products include a complete suite of UNIX and mainframe credit card issuing and acquiring software. Software license revenues are recognized in accordance with Statement of Position 97-2, "Software Revenue Recognition." In certain software arrangements, the Company provides consulting services, which include implementation and upgrades to the existing base software. For license sales that do not include consulting services, revenue is recognized when delivery has occurred, the license fee is fixed and determinable, collectibility is probable, and evidence of an arrangement exists. For professional services related to card issuer software and for licenses that include consulting or processing services, revenue is recognized over the period the services are performed. Card issuer software maintenance and support revenues are recognized over the term of the contract or as services are performed.

EARNINGS PER SHARE. Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Prior to the commencement of public trading on July 9, 2001, weighted average shares outstanding were computed by applying the distribution ratio of 0.5 shares of Certegy common stock to the historical Equifax weighted average shares outstanding for the same periods presented.

Diluted EPS reflects the potential dilution that would occur if stock options or other contracts to issue common stock were exercised and resulted in additional common shares outstanding during the period. As there were no historical market share prices for Certegy common stock prior to July 9, 2001, the effect of dilutive stock options for periods prior to the Distribution were estimated based on the dilutive amounts for the third quarter of 2001. Restricted stock was not issued until after the Distribution Date.

A reconciliation of the average outstanding shares used in the basic and diluted EPS calculations for the years ended December 31, 2001, 2000, and 1999 is as follows:

                                                                   2001          2000          1999
                                                                  ------        ------        ------
                                                                            (In thousands)
         Weighted average shares outstanding (basic) .....        68,317        67,200        68,729
         Effect of dilutive securities:
            Stock options ................................           718           733           733
            Restricted stock .............................            28            --            --
                                                                  ------        ------        ------
         Weighted average shares outstanding (diluted) ...        69,063        67,933        69,462
                                                                  ======        ======        ======

PRO FORMA EARNINGS PER SHARE (UNAUDITED). Pro forma basic and diluted EPS is calculated based on pro forma net income. During 2001, 2000, and 1999, the Company made certain adjustments to its results prepared in conformity with GAAP, to disclose pro forma net income. These adjustments include certain pro forma costs assuming the spin-off from Equifax had occurred on January 1, 1999, including incremental stand-alone public company costs and interest expense on the debt the Company incurred to fund a $275 million payment to Equifax in conjunction with the Distribution. Management believes pro forma EPS provides a more meaningful comparative analysis for the years presented. A reconciliation of net income to pro forma net income for the years ended December 31, 2001, 2000, and 1999 is as follows:

                                                                    2001             2000             1999
                                                                  --------         --------         --------
                                                                                (In thousands)
         Net income ......................................        $ 87,076         $ 88,462         $ 74,629
         Additional operating expenses ...................          (3,250)          (6,500)          (6,500)
         Additional interest expense .....................          (8,413)         (21,735)         (18,634)
         Income tax benefit of pro forma adjustments .....           4,549           11,040           10,581
                                                                  --------         --------         --------
         Pro forma net income ............................        $ 79,962         $ 71,267         $ 60,076
                                                                  ========         ========         ========
         Pro forma basic earnings per share ..............        $   1.17         $   1.06         $   0.87
                                                                  ========         ========         ========
         Pro forma diluted earnings per share ............        $   1.16         $   1.05         $   0.86
                                                                  ========         ========         ========

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash on hand and all liquid investments with an initial maturity of three months or less when purchased.

SETTLEMENT DEPOSITS, RECEIVABLES, AND PAYABLES. Settlement receivables and payables result from timing differences in the Company's settlement process with merchants, financial institutions, and credit card associations related to merchant and card transaction processing. Cash held by the Company associated with this settlement process is classified as settlement deposits in the consolidated balance sheets. Prior to the Distribution, settlement deposits were held by Equifax and included in the intercompany receivable due from Equifax, a component of the Equifax equity investment. Cash held by Equifax at December 31, 2000 and 1999 was $29.0 million and $50.4 million, respectively.

The Company has an unsecured revolving credit facility that provides advances up to $130 million to finance its customers' shortfalls in the daily funding requirements associated with the Company's credit and debit card settlement operations. Amounts borrowed are typically repaid within one to two business days, as customers fund the shortfalls. This facility has a variable interest rate equal to LIBOR plus 100 basis points and contains certain financial covenants and events of default customary for financings of this nature. This facility has an initial term of 364 days expiring on June 28, 2002 and amounts may be repaid at any time within this term. The amount outstanding under this facility at December 31, 2001 was $10.5 million, which is included in settlement payables in the consolidated balance sheet. This amount was repaid on January 2, 2002.

PROPERTY AND EQUIPMENT. The cost of property and equipment is depreciated on a straight-line basis over estimated useful lives as follows: buildings - 30 years; leasehold improvements - not to exceed lease terms; data processing equipment - 3 to 5 years; and furniture - 3 to 10 years. Maintenance and repairs are charged to expense as incurred.

Property and equipment at December 31, 2001 and 2000 consist of the following:

                                                              2001             2000
                                                            --------         --------
                                                                  (In thousands)

         Land, buildings, and improvements .........        $ 10,914         $  9,246
         Data processing equipment and furniture ...          91,073           84,859
                                                            --------         --------
                                                             101,987           94,105
         Less accumulated depreciation .............         (67,647)         (61,299)
                                                            --------         --------
                                                            $ 34,340         $ 32,806
                                                            ========         ========

INTANGIBLES. Intangibles include acquired goodwill, merchant contracts, data files and customer lists. Net goodwill of $207.1 million and $160.9 million at December 31, 2001 and 2000, respectively, is amortized using the straight-line method over estimated useful lives of 20 to 40 years, with a weighted average life of 24 years. Net other intangibles, including merchant contracts, data files and customer lists, of $33.5 million and $23.7 million at December 31, 2001 and 2000, respectively, are amortized using the straight-line method over estimated useful lives of 8 to 15 years. Useful lives are principally determined by management based on the nature and geographic location of the business acquired and the relative stability and rate of technological change inherent in each business. Goodwill amortization expense was $8.7 million in 2001, $7.9 million in 2000, and $7.2 million in 1999. As of December 31, 2001 and 2000, accumulated goodwill amortization was $30.5 million and $23.8 million, respectively. Amortization expense for other intangibles was $2.4 million and $0.3 million in 2001 and 2000, respectively. As of December 31, 2001 and 2000, accumulated amortization for other intangibles was $2.7 million and $0.3 million, respectively.

OTHER ASSETS. Other assets principally consist of systems development and other deferred costs, prepaid pension cost, and purchased software. The costs of internally developed and purchased software used to provide services to customers or for internal administrative services are capitalized and amortized on a straight-line basis over five to ten years, as determined by their estimated useful lives. Maintenance and repairs are charged to expense as incurred. Other miscellaneous assets are amortized using the straight-line method over estimated useful lives of five to ten years. Amortization expense for other assets was $20.8 million in 2001, $20.6 million in 2000, and $15.4 million in 1999. As of December 31, 2001 and 2000, accumulated amortization was $71.6 million and $57.1 million, respectively.

Other assets, net at December 31, 2001 and 2000 consist of the following:

                                                                   2001            2000
                                                                 --------        --------
                                                                      (In thousands)
         Systems development and other deferred costs ...        $ 96,357        $ 78,139
         Prepaid pension cost ...........................          20,875              --
         Purchased software .............................           6,683           6,607
         Other ..........................................          11,836           1,074
                                                                 --------        --------
                                                                 $135,751        $ 85,820
                                                                 ========        ========

IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets include property and equipment, intangibles, and other assets. The Company regularly evaluates whether events and circumstances have occurred which indicate that the carrying amount of long-lived assets may warrant revision or may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the future undiscounted net cash flows of the related business over the remaining life of the asset in measuring whether the carrying amount of the related asset is recoverable. To the extent these projections indicate that future undiscounted net cash flows are not sufficient to recover the carrying amounts of the related assets, the underlying assets are written down by charges to expense so that the carrying amount is equal to fair value, primarily determined based on future discounted cash flows. In the opinion of management, the long-lived assets are appropriately valued at December 31, 2001 and 2000, respectively.

MINORITY INTERESTS. Minority interests in earnings of consolidated subsidiaries represent the minority shareholders' share of the after-tax net income or loss of various consolidated subsidiaries. The minority interests in the consolidated balance sheets reflect the original investments by these minority shareholders in the consolidated subsidiaries, along with their proportional share of the earnings or losses of the subsidiaries, net of dividends. As of December 31, 2001, there were no minority interests in any of the Company's subsidiaries.

FOREIGN CURRENCY TRANSLATION. The Company has foreign subsidiaries whose functional currency is their local currency. Gains and losses on transactions denominated in currencies other than the functional currencies are included in determining net income for the period in which exchange rates change. The assets and liabilities of foreign subsidiaries, including long-term intercompany balances, are translated at the year-end rate of exchange, and income statement items are translated at the average rates prevailing during the year. The resulting translation adjustment is recorded as a component of shareholders' equity. The effects of foreign currency gains and losses arising from these translations of assets and liabilities are included as a component of other comprehensive income.

SUPPLEMENTAL CASH FLOW INFORMATION. Supplemental cash flow disclosures for the years ended December 31, 2001, 2000, and 1999 are as follows:

                                                                 2001            2000            1999
                                                               --------        --------        --------
                                                                            (In thousands)
         Income taxes paid, net of amounts refunded ...        $ 28,627        $  4,120        $  3,470
         Interest paid ................................        $  5,138        $  1,308        $    897

Prior to the Distribution, cash paid for income taxes represented only payments for foreign and certain state income taxes. Payments for federal and unitary state income taxes were reflected as a component of net transactions with Equifax in the consolidated financial statements.

FINANCIAL INSTRUMENTS. The Company considers the carrying amounts of its financial instruments, including cash and cash equivalents, receivables, accounts and notes payable, and accrued liabilities to approximate their fair market values due to their short maturity. The carrying amount of the Company's long-term debt also approximates its fair market value given the debt arrangements have variable interest rates that reflect currently available terms and conditions for similar debt.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires that a company recognize derivatives as assets or liabilities on its balance sheet, and also requires that the gain or loss related to the effective portion of derivatives designated as cash flow hedges be recorded as a component of other comprehensive income. At December 31, 2001, the Company held one interest rate swap arrangement that, in effect, fixes the interest rate for a related variable rate lease obligation (Note 10). This derivative has been designated as a cash flow hedge, was documented as fully effective, and at December 31, 2001, was valued as a liability totaling $0.6 million. This liability is included in other current liabilities in the consolidated balance sheet, and the related loss is recorded, net of income tax, as a component of accumulated other comprehensive loss. The notional amount of debt underlying the swap arrangement at the date of the transaction was $10.1 million.

RECENT ACCOUNTING PRONOUNCEMENTS. In July 2001, the Financial Accounting Standards Board (`FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141, among other things, eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS 142, among other things, eliminates the amortization of goodwill and other non-separable intangible assets and requires that goodwill be evaluated for impairment by applying a fair value-based test. The Company adopted the standard effective June 30, 2001 for all subsequent acquisitions and January 1, 2002 for all acquisitions that occurred prior to June 30, 2001. The Company expects to complete its first fair value-based impairment tests by June 30, 2002 in accordance with the standard. Amortization of goodwill was approximately $8.7 million for the year ended December 31, 2001. Management estimates that EPS for the year ended December 31, 2001 would have increased by approximately $0.11 had SFAS 142 been effective as of the beginning of 2001.

In November 2001, the FASB released Staff Announcement Topic D-103, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred," which clarifies interpretations of Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." The FASB Staff Announcement states that reimbursements received for out-of-pocket expenses should be characterized as revenues. Historically, the Company has netted such reimbursements against its costs in the consolidated statements of income. The largest costs, for which the Company is reimbursed by customers, are postage and delivery charges. The FASB Staff Announcement is effective for financial reporting periods beginning after December 15, 2001, with comparative financial statements for prior periods reclassified to conform to the new presentation.

The Company does not expect the new FASB Staff Announcement to have any impact on its financial position, operating income, and net income; however, the Company's operating and net income margins will be reduced as a result of the gross-up of revenues and costs for reimbursable expenses. Management is currently assessing the impact of this new guidance on its operating and net income margins.

NOTE 3---ACQUISITIONS

During 2001 and 2000, the Company acquired or increased its ownership in the following businesses:

                                                               Date                Industry             Percentage
         Business                                            Acquired              Segment              Ownership
         ---------------------------------------------    --------------        --------------        -------------
         Accu Chek, Inc. (U.S.).......................    August 2001           Check Services            100.0%
         Unnisa Ltda. (Brazil)........................    May 2001              Card Services             100.0%(1)
         Equifax Card Solutions Ltd. (U.K.)...........    September 2000        Card Services             100.0%(2)
         Check-A-Cheque Ltd. (U.K.)...................    March 2000            Check Services            100.0%
         Rexora (U.K.)................................    January 2000          Check Services            100.0%
         Procard S.A. (Chile).........................    January 2000          Card Services             100.0%

           (1)Increased ownership from 59.3% acquired in 1998 to 100% in 2001.
           (2)Increased ownership from 51% when started in 1999 to 100% in 2000.

In May 2001, the Company increased its ownership in Unnisa Ltda. ("Unnisa"), a card processing business in Brazil, from 59.3% to 100%. In August 2001, the Company acquired Accu Chek, Inc. ("Accu Chek"), a leading provider of third-party check collection services. These acquisitions had an aggregate cash purchase price of $79.0 million, net of cash acquired, with $58.1 million allocated to goodwill, $12.1 million allocated to other intangibles, including data files and customer lists, $4.0 million allocated to other current and long-term assets, $1.0 million of assumed liabilities, and $5.8 million for the elimination of the minority interests. If these 2001 acquisitions had occurred as of the beginning of 2000, the unaudited pro forma revenues, net income, and diluted EPS of the Company would have been $856.2 million, $87.3 million, and $1.26 in 2001, respectively, and $786.2 million, $88.3 million, and $1.30 in 2000, respectively.

In 2000, the Company increased its ownership in Equifax Card Solutions Ltd., a U.K. card processing business, from 51% to 100%, and acquired Check-A-Cheque Ltd. and Rexora to compliment its check business in Europe and Procard S.A., a card processing business in Chile. The Company also acquired a portfolio of credit card merchant processing accounts from Heartland Payment Systems. These acquisitions had an aggregate cash purchase price of $46.3 million, net of cash acquired, with $24.7 million allocated to goodwill, $22.0 million allocated to merchant contracts, $1.8 million allocated to assets, and $2.2 million of assumed liabilities. If these 2000 acquisitions had occurred as of the beginning of 1999, the unaudited pro forma revenues, net income, and diluted EPS of the Company would have been $830.1 million, $87.5 million, and $1.29 in 2000, respectively, and $748.3 million, $72.7 million, and $1.05 in 1999, respectively.

The above acquisitions were accounted for as purchases and their results of operations have been included in the consolidated statements of income from the dates of acquisition. The pro forma information is based on historical results of the separate companies and may not necessarily be indicative of the results that would have been achieved or of results that may occur in the future.

NOTE 4---DIVESTITURES

In September 2000, the Company sold its 50% interest in its card processing operation in India for $6.9 million, which resulted in a pre-tax gain of $2.2 million. In April 1999, the Company sold its 34% equity interest in Proceda in Brazil for $17.9 million, which resulted in a pre-tax gain of $3.0 million. These gains were recorded in other income.

NOTE 5---TRANSACTIONS WITH EQUIFAX

There were no material intercompany purchase or sale transactions between Equifax and the Company through the Distribution Date. Prior to the Distribution, the Company advanced excess cash to Equifax under Equifax's centralized cash management system. This excess cash and short-term advances to the Company from Equifax are included in the Equifax equity investment in the consolidated balance sheet as of December 31, 2000.

The Company was charged with incremental corporate costs through the Distribution Date in the amount of $6.3 million in 2001, $11.1 million in 2000, and $10.1 million in 1999. Approximately $1.9 million, $3.3 million, and $2.8 million of these amounts were allocated to the Company's two operating segments in 2001, 2000, and 1999, respectively. The Equifax allocations were based on an estimate of the proportion of corporate expenses related to the Company, utilizing such factors as revenues, number of employees, and other relevant factors. Management believes that, had the Company been operating on a full year stand-alone basis, it would have incurred additional expenses of approximately $3.3 million in 2001 and approximately $6.5 million in both 2000 and 1999, which specifically relate to incremental pension expense, insurance costs, corporate headquarters rent, and stand-alone public company costs for audit, director, and stock exchange fees. Management believes that all other costs allocated to the Company are a reasonable representation of the costs that would have been incurred if the Company had performed these functions as a stand-alone company.

In conjunction with the Distribution, the Company and Equifax entered into various agreements that address the allocation of assets and liabilities between them and that define their relationship after the Distribution, including the distribution agreement, the tax sharing and indemnification agreement, the employee benefits agreement, the intercompany data purchase agreement, the intellectual property agreement, and the transition support agreement.

NOTE 6---LONG-TERM DEBT

In July 2001, the Company entered into a $300 million unsecured revolving credit facility with a group of commercial banks. This facility provides interest rates tied to Base Rate or LIBOR. This facility also contains certain financial covenants related to interest coverage and funded debt to cash flow, and borrowings under this facility are guaranteed by the Company's subsidiaries. Borrowings were made on this facility to fund a $275 million payment to Equifax in conjunction with the Distribution. It is also available to meet working capital and acquisition needs, if necessary. Outstanding amounts are due upon the expiration date of the facility in July 2004; therefore, the Company classifies the outstanding balance as long-term debt. At December 31, 2001, the Company had $230 million outstanding under this facility.

Also in July 2001, the Company entered into a $100 million unsecured revolving credit facility with the same group of commercial banks. This facility provides interest rates tied to Base Rate or LIBOR. This facility also contains certain financial covenants related to interest coverage and funded debt to cash flow, and borrowings under this facility are guaranteed by the Company's subsidiaries. This facility expires in July 2002 and there were no amounts outstanding at December 31, 2001.

The Company also has an unsecured revolving credit facility that provides advances up to $130 million to finance its customers' shortfalls in the daily funding requirements associated with the Company's credit and debit card settlement operations. This credit facility has been classified as part of the Company's settlement payables in the consolidated balance sheet (Note 2).

NOTE 7---INCOME TAXES

Prior to the Distribution Date, the Company was included in the consolidated federal income tax return of Equifax. Tax provisions were settled through the intercompany accounts and Equifax made income tax payments on behalf of the Company. The Company's provision for income taxes in the consolidated statements of income reflects federal, state, and foreign income taxes calculated using the separate return basis. The provision for income taxes consists of the following:

                                            2001             2000             1999
                                          --------         --------         --------
        Current:                                        (In thousands)
              Federal ............        $ 42,187         $ 47,908         $ 39,321
              State ..............           6,138            8,095            6,532
              Foreign ............           5,105            3,343            1,243
                                          --------         --------         --------
                                            53,430           59,346           47,096
                                          --------         --------         --------
         Deferred:
              Federal ............           1,928             (668)           5,995
              State ..............             278             (160)           1,095
              Foreign ............             640             (909)              86
                                          --------         --------         --------
                                             2,846           (1,737)           7,176
                                          --------         --------         --------
                                          $ 56,276         $ 57,609         $ 54,272
                                          ========         ========         ========

The provision for income taxes is based on income before income taxes and minority interests as follows:

                                            2001            2000            1999
                                          --------        --------        --------
                                                       (In thousands)
         United States ...........        $133,552        $141,212        $121,683
         Foreign .................          10,745           5,955           7,212
                                          --------        --------        --------
                                          $144,297        $147,167        $128,895
                                          ========        ========        ========

The provision for income taxes is reconciled with the federal statutory rate as follows:

                                                                        2001             2000             1999
                                                                      --------         --------         --------
                                                                                    (In thousands)
         Federal statutory rate ..............................            35.0%            35.0%            35.0%
                                                                      --------         --------         --------
         Provision computed at federal statutory rate ........        $ 50,504         $ 51,508         $ 45,113
         State and local taxes, net of federal tax benefit ...           4,170            5,157            4,959
         Other ...............................................           1,602              944            4,200
                                                                      --------         --------         --------
                                                                      $ 56,276         $ 57,609         $ 54,272
                                                                      ========         ========         ========

The Company records deferred income taxes using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income tax assets and liabilities are recorded based on the differences between the financial reporting and income tax bases of assets and liabilities. Components of the Company's deferred income tax assets and liabilities at December 31, 2001 and 2000 are as follows:

                                                                          2001             2000
                                                                        --------         --------
                                                                              (In thousands)
        Deferred income tax assets:
              Reserves and accrued expenses ....................        $  5,074         $  6,110
              Net operating loss carryforwards .................           2,349            4,082
              Other ............................................           2,840              649
                                                                        --------         --------
                                                                          10,263           10,841
                                                                        --------         --------
         Deferred income tax liabilities:
              Other assets .....................................         (13,088)         (14,418)
              Employee benefit plans ...........................          (5,006)              --
              Depreciation .....................................            (865)            (949)
              Undistributed earnings of foreign subsidiaries ...          (1,271)          (1,271)
              Other ............................................          (8,162)            (766)
                                                                        --------         --------
                                                                         (28,392)         (17,404)
                                                                        --------         --------
         Net deferred income tax liability .....................         (18,129)          (6,563)
         Less: Current deferred tax asset ......................           2,554            4,827
         Less: Long-term deferred tax asset ....................           3,946               --
                                                                        --------         --------
         Long-term deferred tax liability ......................        $(24,629)        $(11,390)
                                                                        ========         ========

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has not established valuation allowances for these tax assets.

NOTE 8---SHAREHOLDERS' EQUITY

EQUIFAX EQUITY INVESTMENT. Equifax's equity investment includes the original investments in the Company, accumulated income of the Company, and the dividend to Equifax arising from the forgiveness of the net intercompany receivable due from Equifax reflecting transactions described in Note 5.

TREASURY STOCK. In September 2001, the Company's Board of Directors authorized $100 million in common stock repurchases primarily to offset share issuances associated with employee stock-based compensation. During 2001, the Company repurchased 81,400 shares of its common stock through open market transactions at an aggregate cost of $2.4 million. All of these shares were subsequently reissued in connection with stock option exercises in 2001.

RIGHTS PLAN. In June 2001, the Company's Board of Directors adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan contains provisions to protect the Company's shareholders in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive, unfair or inadequate takeover bids and practices that could impair the ability of the Board of Directors to represent shareholders' interests fully. Pursuant to the Rights Plan, the Board of Directors declared a dividend of one Share Purchase Right (a "Right") for each outstanding share of the Company's common stock, with distribution to be made to shareholders of record as of July 6, 2001. The Rights, which will expire on July 6, 2011, initially will be represented by, and traded together with, the Company's common stock. The Rights are not currently exercisable and do not become exercisable unless certain triggering events occur. Among the triggering events is the acquisition of 20% or more of the Company's common stock by a person or group of affiliated or associated persons. Unless previously redeemed, upon the occurrence of one of the specified triggering events, each Right that is not held by the 20% or more shareholder will entitle its holder to purchase one share of common stock or, under certain circumstances, additional shares of common stock at a discounted price.

STOCK OPTIONS. Historically, the Company participated in Equifax's stock option plans (the "Equifax Plans"), which provide qualified and nonqualified stock options to officers and employees at exercise prices not less than market value on the date of grant. In connection with the Distribution, stock options under the Equifax Plans held by employees of the Company that were not exercised prior to the Distribution Date were replaced with options of Certegy. In accordance with the provisions of FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), Equifax stock options were replaced with Certegy stock options in amounts and at exercise prices intended to preserve the economic benefit of the Equifax stock options at such time. Accordingly, no compensation expense resulted from the replacement of the options. The exercise price of the replacement options range from $5.79 - $31.52.

In June 2001, the Company's Board of Directors adopted the Certegy Inc. Stock Incentive Plan (the "Plan"), pursuant to which 6.6 million shares of authorized but unissued common stock have been reserved. The Plan provides that qualified and nonqualified stock options may be granted to officers and employees at exercise prices not less than market value on the date of grant. Generally, options vest over a three-year period and are exercisable for ten years from the date of grant. The Plan also provides for awards of restricted shares of the Company's common stock. Additionally, the Company adopted the Certegy Inc. Non-Employee Director Stock Option Plan (the "Director Plan"), pursuant to which 200,000 shares of stock are available for grant to non-employee directors in the form of stock options. At December 31, 2001, there were 2.7 million and 188,000 shares available for future option grants and restricted stock awards under the Plan and the Director Plan, respectively.

A summary of changes during 2001 in outstanding options and the related weighted average exercise price per share is as follows:

                                                                 WEIGHTED
                                                                 AVERAGE
                                                  SHARES      EXERCISE PRICE
                                                  ------      --------------
                                                  (Shares in thousands)
         Balance, beginning of year .....             --         $    --
            Replacement options .........          3,390           21.62
            Granted (at market price) ...            449           28.57
            Cancelled ...................            (56)          21.60
            Exercised ...................           (184)          22.58
                                                 -------         -------
         Balance, end of year ...........          3,599         $ 22.47
                                                 =======         =======
         Exercisable at end of year .....          2,496         $ 21.23
                                                 =======         =======

The following table summarizes information about stock options outstanding at December 31, 2001 (shares in thousands):

                                                     OPTIONS                            OPTIONS
                                                   OUTSTANDING                        EXERCISABLE
                                    --------------------------------------      -------------------------
                                                     WEIGHTED
                                                     AVERAGE      WEIGHTED                       WEIGHTED
            RANGE OF                                REMAINING     AVERAGE                        AVERAGE
            EXERCISE                               CONTRACTUAL    EXERCISE                       EXERCISE
             PRICES                 SHARES        LIFE IN YEARS    PRICE        SHARES            PRICE
         ---------------            ------        -------------   --------      ------           --------
         $ 5.79 - $15.92              246             2.80         $10.35         246             $10.35
         $17.55                       568             8.08         $17.55         559             $17.55
         $18.77                       418             7.94         $18.77         290             $18.77
         $19.94 - $21.02              466             7.14         $20.26         376             $20.32
         $21.73 - $22.62                9             7.55         $22.00           3             $22.62
         $23.72                       670             9.08         $23.72         351             $23.72
         $24.33 - $27.54              246             6.28         $26.56         186             $26.58
         $28.50                       421             9.83         $28.50          97             $28.50
         $28.77 - $32.14              555             4.91         $29.65         388             $29.49
                                    -----             ----         ------       -----             ------
                                    3,599             7.36         $22.47       2,496             $21.23
                                    =====             ====         ======       =====             ======

The weighted-average grant-date fair value per share of replacement options and options granted in 2001 under the Plan and the Director Plan is $18.29 and $13.02, respectively. The fair value is estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

         Dividend yield..........................................    0.0%
         Expected volatility.....................................   43.8%
         Risk-free interest rate.................................    4.4%
         Expected life in years..................................    4.8

PRO FORMA INFORMATION. In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plans. Accordingly, the Company does not recognize compensation cost in connection with its stock option plans. If the Company had elected to recognize compensation cost for these plans based on the fair value at the replacement date and grant dates as prescribed by SFAS 123, net income and earnings per share would have been reduced to the following pro forma amounts:

                                                    2001            2000            1999
                                                  --------        --------        --------
         Net income:                              (In thousands, except per share amounts)
             As reported .................        $87,076         $88,462         $74,629
             Pro forma ...................        $76,471         $79,714         $73,487
         Earnings per share (basic):
             As reported .................        $  1.27         $  1.32         $  1.09
             Pro forma ...................        $  1.12         $  1.19         $  1.07
         Earnings per share (diluted):
             As reported .................        $  1.26         $  1.30         $  1.07
             Pro forma ...................        $  1.11         $  1.17         $  1.06

Pro forma net income for 1999 and 2000 noted above is based on the fair value of Equifax options held by the Company's employees. Because the SFAS 123 fair value disclosure requirements apply only to options granted after December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

LONG-TERM INCENTIVE PLAN. The Company's Board of Directors adopted the Certegy Inc. Key Management Long-Term Incentive Plan for certain key officers that provides for cash awards at the end of various length measurement periods based on the growth in earnings per share and/or various other criteria over the measurement period. For certain awards, the employee may elect to receive some or all of their distribution as an equity interest in the Company. Expense for this plan can vary between years due to revisions of estimates of future distributions under the plan, which are based on the likelihood that the performance criteria will be met. The total expense under this plan was $0.8 million in 2001.

RESTRICTED STOCK. In August 2001, the Company granted approximately 133,000 shares of restricted stock to officers and other key employees, which become fully vested at the end of a 30-month vesting period. These restricted stock grants were recorded as deferred compensation, a reduction of shareholders' equity, based on the quoted fair market value of the Company's common stock on the date of grant. Compensation expense is recognized ratably during the vesting period. The compensation expense for restricted stock was $0.7 million in 2001.

NOTE 9---EMPLOYEE BENEFITS

Historically, the Company participated in the Equifax employee benefit plans and was allocated a portion of the plans' costs based on an estimate of the proportion of expense related to the Company. In the opinion of management, the expenses were allocated on a reasonable basis. Effective on the Distribution Date, the Company established its own plans, which provide benefits similar to those benefits provided under Equifax's plans.

RETIREMENT PLAN. The Equifax noncontributory qualified retirement plan (the "Equifax Plan") covers most U.S. salaried employees. Benefits are primarily a function of salary and years of service. The Equifax Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974, as amended. Total pension income allocated to the Company and included in the consolidated statements of income was $2.1 million for the period from January 1, 2001 through the Distribution Date, $3.3 million in 2000, and $3.4 million in 1999. The components of pension income other than service costs, which were allocated directly, were allocated to the Company in proportion to total payroll costs. Effective on the Distribution Date, the Company established the Certegy noncontributory qualified retirement plan (the "Plan") and Equifax transferred to this Plan a proportionate share of assets allocable to the accrued benefits for the Company's participants under the Equifax Plan. A reconciliation of the changes in the benefit obligations and fair value of plan assets for the period from the Distribution Date through December 31, 2001, and a statement of funded status at December 31, 2001 is as follows, in thousands (information relating to accumulated benefits and plan assets as they may have been allocable to the Company's participants at December 31, 2000 and 1999 is not available):

         CHANGES IN BENEFIT OBLIGATIONS:
               Benefit obligation allocated from Equifax............................              $27,340
               Service cost.........................................................                1,175
               Interest cost........................................................                  809
               Actuarial gain.......................................................              (1,361)
                                                                                                  -------
               Benefit obligations at end of year...................................              $27,963
                                                                                                  =======

         CHANGES IN PLAN ASSETS:
               Fair value of plan assets allocated from Equifax........................           $45,000
               Actual return on plan assets............................................                45
                                                                                                  -------
               Fair value of plan assets at end of year................................           $45,045
                                                                                                  =======

         The prepaid pension cost recognized in the consolidated balance sheet is as follows:
               Funded status...........................................................           $17,082
               Unrecognized actuarial loss.............................................             3,812
               Unrecognized prior service cost.........................................              (19)
                                                                                                  -------
               Prepaid pension cost....................................................           $20,875
                                                                                                  =======

          Net pension expense (income) includes the following components:
               Service cost............................................................            $1,175
               Interest cost...........................................................               809
               Expected return on plan assets..........................................           (1,884)
               Amortization of prior service cost......................................                44
                                                                                                  -------
               Net pension expense.....................................................             $ 144
                                                                                                  =======

         Significant assumptions used in accounting for the Plan are as follows:
               Discount rate...........................................................             7.50%
               Expected return on plan assets..........................................             9.00%
               Rate of compensation increase...........................................             4.25%

The Company also maintains various retirement plans for certain employees in its international locations. Expenses for these plans are not material.

EMPLOYEE RETIREMENT SAVINGS PLAN. The Equifax retirement savings plan provides for annual contributions, within specified ranges, determined at the discretion of the Equifax Board of Directors, for the benefit of eligible employees in the form of cash or shares of Equifax's common stock. Effective on the Distribution Date, the Company established its own employee retirement savings plan, with substantially the same terms as the Equifax plan and annual contributions made in the form of Certegy's common stock. The Company's expenses for these plans were $1.1 million in 2001, $1.1 million in 2000, and $1.8 million in 1999.

POSTRETIREMENT BENEFIT PLANS. The Equifax unfunded healthcare and life insurance benefit plans cover eligible retired employees. Substantially all U.S. employees may become eligible for these benefits if they reach normal retirement age while working for Equifax and satisfy certain years of service requirements. Equifax accrues the cost of providing these benefits over the active service period of the employee. Expenses of $0.4 million for the period from January 1, 2001 through the Distribution Date, $0.5 million in 2000, and $0.6 million in 1999 were allocated to the Company in proportion to total payroll costs. Effective on the Distribution Date, the Company established its own postretirement benefit plans with substantially the same terms as the Equifax plans, and Equifax transferred to this plan a proportionate share of the accrued liability for the Company's participants under the Equifax plans. Expenses for these plans were $0.1 million for the period from the Distribution Date through December 31, 2001. The accrued liability for these plans at December 31, 2001 was $2.7 million, which is included in other long-term liabilities in the consolidated balance sheet.

NOTE 10---COMMITMENTS AND CONTINGENCIES

LEASES. The Company's operating leases involve principally office space and office equipment. Rental expense relating to these leases was $9.1 million in 2001, $12.6 million in 2000, and $11.3 million in 1999.

Future minimum payment obligations for noncancelable operating leases exceeding one year are as follows as of December 31, 2001:

                                      AMOUNT
                                  --------------
                                  (In thousands)
         2002 ...............        $ 9,662
         2003 ...............          5,730
         2004 ...............          4,843
         2005 ...............          3,561
         2006 ...............          3,580
         Thereafter .........         12,093
                                     -------
                                     $39,469
                                     =======

The Company has two operating leases, under which it has guaranteed the residual value of the leased properties. In the event the properties are sold by the lessors at the end of the lease terms, the Company would be responsible for any shortfall of the sales proceeds under $26.2 million, which approximates 79% of the value of the properties at the beginning of the lease terms. Management believes the fair market values of these properties exceed the amount of the guarantees. The Company has entered into an interest rate swap arrangement to fix the variable interest rate on one of these lease obligations (Note 2).

DATA PROCESSING SERVICES AGREEMENTS. The Company has separate agreements with EDS, IBM, and Proceda, which expire between 2004 and 2010, for portions of its computer data processing operations and related functions. The estimated aggregate contractual obligation remaining under these agreements is approximately $270.2 million as of December 31, 2001. However, this amount could be more or less depending on various factors such as the inflation rate, the introduction of significant new technologies, or changes in the Company's data processing needs as a result of acquisitions or divestitures. Under certain circumstances, such as a change in control of the Company or for the Company's convenience, the Company may terminate these agreements. However, the agreements provide that the Company must pay a termination charge in the event of such a termination.

CHANGE IN CONTROL AGREEMENTS. The Company has agreements with certain of its officers, which provide certain severance pay and benefits in the event of a termination of the officer's employment under certain circumstances following a "change in control" of the Company. "Change in control" is defined as the accumulation by any person, entity, or group of 20% or more of the combined voting power of the Company's voting stock or the occurrence of certain other specified events. In the event of a "change in control," vesting periods and payouts under the Stock Incentive Plan and the Long-Term Incentive Plan are accelerated.

LITIGATION. A number of lawsuits seeking damages are brought against the Company each year in the ordinary course of business. The Company provides for estimated legal fees and settlements relating to pending lawsuits. In addition, a class action lawsuit is pending against the Company in the U.S. District Court for the Eastern District of California. This action is based on a claim that the Company's practice of assessing a service charge on unpaid checks allegedly violated provisions of the Federal Fair Debt Collection Practices Act and California's Unfair Business Practices Act during the period from August 1992 through December 1996. The plaintiffs seek, among other remedies, a refund of all service charges collected from California consumers during this period, prejudgment interest, statutory damages under the Fair Debt Collection Practices Act, and attorneys' fees, which amounts in the aggregate could exceed $15 million. The Company has defended, and will continue to defend, this action vigorously; however, litigation is inherently uncertain and the Company may not prevail. In the opinion of management, the ultimate resolution of these matters individually, or in the aggregate, will not have a materially adverse effect on the Company's financial position, liquidity, or results of operations.

OPERATIONS. In its card merchant processing business, the Company processes credit and debit card transactions for direct merchant locations, as well as indirectly for bank customers. The Company's bank and direct merchant customers have the liability for any charges properly reversed by the cardholder. In the Company's direct merchant business, in the event that the Company is not able to collect such amounts from the merchants due to insolvency, bankruptcy, or another reason, the Company may be liable for any such reversed charges. The Company requires cash deposits and other types of collateral from certain merchants to minimize any such contingent liability. The Company also utilizes a number of systems and procedures to manage merchant risk. In addition, the Company believes that the diversification of its merchant portfolio among industries and geographic regions minimizes its risk of loss. The Company recognizes card merchant processing revenue based on a percentage of the gross amount charged and has a potential liability for the full amount of the charge. The Company records a valuation allowance for operational losses when such losses are probable and reasonably estimated. In the opinion of management, such allowances for losses are adequate.

The Company also has a check guarantee business. The Company charges its merchant customers a percentage of the face value of the check and guarantees payment of the check to the merchant if the check is not honored by the checkwriter's bank. The Company has the right to collect the full amount of the check from the checkwriter but has not historically recovered 100% of the guaranteed checks. The Company records a valuation allowance for losses on uncollectible checks, based on historical and projected loss experiences.

Expenses of $151.4 million, $106.8 million, and $86.1 million were recorded in 2001, 2000, and 1999, respectively, for these costs of services.

NOTE 11---QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

Quarterly revenues and operating income by reportable segment (Note 12) and other summarized quarterly financial data for 2001 and 2000 are as follows (in thousands, except per share amounts):

2001                                                FIRST             SECOND            THIRD             FOURTH
----                                              ---------         ---------         ---------         ---------
Revenues:
     Card Services .......................        $ 131,237         $ 138,610         $ 146,572         $ 146,183
     Check Services ......................           63,739            66,806            71,411            86,565
                                                  ---------         ---------         ---------         ---------
                                                  $ 194,976         $ 205,416         $ 217,983         $ 232,748
                                                  =========         =========         =========         =========

Operating income:
     Card Services .......................        $  22,600         $  27,580         $  34,837         $  34,750
     Check Services ......................            6,105            10,482            11,386            15,529
                                                  ---------         ---------         ---------         ---------
                                                     28,705            38,062            46,223            50,279
     General corporate expense ...........           (2,215)           (2,212)           (3,502)           (3,921)
                                                  ---------         ---------         ---------         ---------
                                                  $  26,490         $  35,850         $  42,721         $  46,358
                                                  =========         =========         =========         =========

Net income ...............................        $  15,239         $  21,269         $  24,059         $  26,509
                                                  =========         =========         =========         =========

Net income per common share:
     Basic(1) ............................        $    0.22         $    0.31         $    0.35         $    0.39
                                                  =========         =========         =========         =========
     Diluted(2) ..........................        $    0.22         $    0.31         $    0.35         $    0.38
                                                  =========         =========         =========         =========

Pro forma net income per common share:
     Basic(1) ............................        $    0.17         $    0.26
                                                  =========         =========
     Diluted(2) ..........................        $    0.17         $    0.26
                                                  =========         =========


2000                                                FIRST             SECOND            THIRD            FOURTH
----                                              ---------         ---------         ---------         ---------
Revenues:
     Card Services .......................        $ 119,244         $ 130,157         $ 131,602         $ 137,507
     Check Services ......................           58,317            62,951            63,074            75,710
                                                  ---------         ---------         ---------         ---------
                                                  $ 177,561         $ 193,108         $ 194,676         $ 213,217
                                                  =========         =========         =========         =========

Operating income:
     Card Services .......................        $  17,276         $  27,916         $  32,487         $  33,078
     Check Services ......................            8,685            10,667            10,765            14,088
                                                  ---------         ---------         ---------         ---------
                                                     25,961            38,583            43,252            47,166
     General corporate expense ...........           (2,051)           (2,034)           (1,818)           (1,900)
                                                  ---------         ---------         ---------         ---------
                                                  $  23,910         $  36,549         $  41,434         $  45,266
                                                  =========         =========         =========         =========

Net income ...............................        $  14,872         $  22,468         $  24,931         $  26,191
                                                  =========         =========         =========         =========

Net income per common share:
     Basic(1) ............................        $    0.22         $    0.34         $    0.37         $    0.39
                                                  =========         =========         =========         =========
     Diluted(2) ..........................        $    0.22         $    0.33         $    0.37         $    0.38
                                                  =========         =========         =========         =========

Pro forma net income per common share:
     Basic(1) ............................        $    0.16         $    0.27         $    0.31         $    0.32
                                                  =========         =========         =========         =========
     Diluted(2) ..........................        $    0.16         $    0.27         $    0.30         $    0.32
                                                  =========         =========         =========         =========


(1) Prior to the third quarter of 2001, basic weighted average shares outstanding is computed by applying the distribution ratio of one share of Certegy common stock for every two shares of Equifax common stock held to the historical Equifax weighted average shares outstanding.

(2) Prior to the third quarter of 2001, diluted weighted average shares outstanding is estimated based on the dilutive effect of stock options calculated in the third quarter of 2001.

NOTE 12---SEGMENT INFORMATION

Segment information has been prepared in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). The Company has two segments: credit and debit card processing (Card Services) and check risk management services (Check Services). Segments were determined based on products and services provided by each segment (Note 1) and represent components of the Company about which separate internal financial information is maintained and evaluated by senior management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are the same as those described in the Company's summary of significant accounting policies (Note 2). The Company evaluates the segment performance based on its operating income. Intersegment sales and transfers, which are not material, have been eliminated.

Segment information for 2001, 2000, and 1999 is as follows (dollars in thousands):

                                                 2001                           2000                            1999
                                        ----------------------         ----------------------          ----------------------
                                         AMOUNT             %           AMOUNT             %            AMOUNT             %
                                        ---------          ---         ---------          ---          ---------          ---
Revenues:
   Card Services ...............        $ 562,602           66%        $ 518,510           67%         $ 443,904           65%
   Check Services ..............          288,521           34           260,052           33            237,268           35
                                        ---------          ---         ---------          ---          ---------          ---
                                        $ 851,123          100%        $ 778,562          100%         $ 681,172          100%
                                        =========          ===         =========          ===          =========          ===

Operating income:
   Card Services ...............        $ 119,767           73%        $ 110,757           71%         $  96,368           71%
   Check Services ..............           43,502           27            44,205           29             38,441           29
                                        ---------          ---         ---------          ---          ---------          ---
                                          163,269          100%          154,962          100%           134,809          100%
   General corporate expense ...          (11,850)                        (7,803)                         (7,324)
                                        ---------                      ---------                       ---------
                                        $ 151,419                      $ 147,159                       $ 127,485
                                        =========                      =========                       =========

Total assets at December 31:
   Card Services ...............        $ 511,149           73%        $ 419,270           83%         $ 414,786           84%
   Check Services ..............          133,556           19            83,175           17             80,469           16
   Corporate ...................           52,868            8                --           --                 --           --
                                        ---------          ---         ---------          ---          ---------          ---
                                        $ 697,573          100%        $ 502,445          100%         $ 495,255          100%
                                        =========          ===         =========          ===          =========          ===

                                            2001                          2000                            1999
                                          --------                      --------                        --------
Depreciation and amortization:
   Card Services .................        $ 38,789                      $ 36,038                        $ 28,493
   Check Services ................           6,811                         6,660                           7,265
   Corporate .....................              77                            --                              --
                                          --------                      --------                        --------
                                          $ 45,677                      $ 42,698                        $ 35,758
                                          ========                      ========                        ========

Capital expenditures:
   Card Services .................        $ 36,982                      $ 35,478                        $ 47,502
   Check Services ................          10,139                         3,311                           2,609
   Corporate .....................           2,228                            --                              --
                                          --------                      --------                        --------
                                          $ 49,349                      $ 38,789                        $ 50,111
                                          ========                      ========                        ========

Financial information by geographic area is as follows (dollars in thousands):

                                                   2001                          2000                          1999
                                          ---------------------         ---------------------         ---------------------
                                           AMOUNT            %           AMOUNT            %           AMOUNT            %
                                          ---------         ---         ---------         ---         ---------         ---
Revenues (based on location of
customer):
   United States .................        $ 689,106          81%        $ 615,221          79%        $ 548,192          80%
   United Kingdom ................           62,579           7            62,512           8            47,189           7
   Brazil ........................           63,123           8            66,483           9            54,904           8
   Other .........................           36,315           4            34,346           4            30,887           5
                                          ---------         ---         ---------         ---         ---------         ---
                                          $ 851,123         100%        $ 778,562         100%        $ 681,172         100%
                                          =========         ===         =========         ===         =========         ===

                                                       2001                         2000                          1999
                                             ---------------------         ---------------------         ---------------------
                                               AMOUNT           %           AMOUNT            %           AMOUNT            %
                                             ---------         ---         ---------         ---         ---------         ---
Long-lived assets at December 31:
   United States ....................        $ 200,924          49%        $ 142,696          47%        $ 134,455          49%
   United Kingdom ...................           54,481          13            50,351          17            37,960          14
   Brazil ...........................          133,548          32            87,963          29            94,207          35
   Other ............................           25,714           6            22,228           7             6,677           2
                                             ---------         ---         ---------         ---         ---------         ---
                                             $ 414,667         100%        $ 303,238         100%        $ 273,299         100%
                                             =========         ===         =========         ===         =========         ===

Revenues from external customers by product and service offering are as follows (dollars in thousands):

                                                       2001                          2000                          1999
                                             ---------------------         ---------------------         ---------------------
                                               AMOUNT           %            AMOUNT           %            AMOUNT           %
                                             ---------         ---         ---------         ---         ---------         ---

Card Issuer Services ................        $ 370,026          44%        $ 356,132          46%        $ 308,796          45%
Check Services ......................          288,521          34           260,052          33           237,268          35
Merchant Processing Services ........          182,843          21           149,276          19           111,863          16
Card Issuer Software and Support ....            9,733           1            13,102           2            23,245           4
                                             ---------         ---         ---------         ---         ---------         ---
                                             $ 851,123         100%        $ 778,562         100%        $ 681,172         100%
                                             =========         ===         =========         ===         =========         ===

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS AS TO SCHEDULE

We have audited in accordance with auditing standards generally accepted in the United States, the financial statements included in Certegy Inc.'s annual report to shareholders incorporated by reference in this Form 10-K, and have issued our report thereon dated February 8, 2002. Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedule below is the responsibility of Certegy's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP


Atlanta, Georgia
February 8, 2002

                                  CERTEGY INC.
                            CONSOLIDATED SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

               COLUMN A                          COLUMN B         COLUMN C        COLUMN D        COLUMN E
               --------                           -------        ---------        ---------        -------
                                                                ADDITIONS -
                                                 BALANCE AT     CHARGED TO     UNCOLLECTIBLE      BALANCE AT
                                                 BEGINNING        COSTS          ACCOUNTS -         END OF
               DESCRIPTION                       OF PERIOD     AND EXPENSES     WRITE-OFFS(1)       PERIOD
               -----------                       ----------    ------------    --------------     ----------

Trade Receivable Allowances
December 31, 1999 ........................        $ 1,595        $   2,397        $   1,773        $ 2,219
December 31, 2000 ........................        $ 2,219        $   1,310        $   1,381        $ 2,148
December 31, 2001 ........................        $ 2,148        $   1,330        $     940        $ 2,538

Allowances for Card transaction losses
and Check claim losses (2)
December 31, 1999 ........................        $ 7,926        $  86,104        $  88,650        $ 5,380
December 31, 2000 ........................        $ 5,380        $ 106,758        $ 107,434        $ 4,704
December 31, 2001 ........................        $ 4,704        $ 151,355        $ 154,083        $ 1,976

(1) Amounts in this column for Card and Check loss activity represent payments to merchants for these losses. Declining year-end balances have been driven by quicker settlement of losses with merchants.
(2) Included in other current liabilities.